No. 812-15208

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-l UNDER THE INVESTMENT COMPANY ACT

Lafayette Square Empire BDC, Inc.; LS BDC Adviser, LLC; Lafayette Square Mid-Atlantic BDC, LLC; Lafayette Square Southeast BDC, LLC; Lafayette Square Gulf Coast BDC, LLC

All Communications, Notices and Orders to: David Kraut, Managing Director Lafayette Square (786) 688-0975 PO Box 25250, PMB 13941 Miami, FL 33102-5250	Copies to: Thomas Friedmann Dechert LLP One International Place 100 Oliver St., 40th Floor Boston, MA 02110 (617) 728-7120

September 15, 2021

Page 1 of 20 sequentially numbered pages (including exhibits)

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	Lafayette Square Empire BDC, Inc. ("Empire BDC"), Lafayette Square Mid-Atlantic BDC, LLC ("Mid- Atlantic BDC"), Lafayette Square Southeast BDC, LLC ("Southeast BDC"), and Lafayette Square Gulf Coast BDC, LLC ("Golf Coast BDC" and, together with Empire BDC, Mid-Atlantic BDC and Southeast BDC, the "Existing Regulated Entities"), each an entity that operates as a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) or has filed a Form 10 announcing its intention to elect to be regulated as a BDC under the 1940 Act; and

•	LS BDC Adviser, LLC, the investment adviser to each Existing Regulated Entity (“LS Adviser”and, collectively with the Existing Regulated Entities, the "Applicants").

The relief requested in this application (the “Application”) would allow one or more Regulated Entities3 and/or one or more Affiliated Funds4 to (A) participate in the same investment opportunities through a proposed co-investment program ("Co-Investment Program") where such participation would otherwise be prohibited under Sections 17 and 57 of the 1940 Act, and (B) make additional investments in securities of such issuers (“Follow-On Investments”), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries, as defined below) participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	The term ‘Adviser’ means LS Adviser and any other investment adviser that is (a) controlling, under common control with, or controlled by LS Adviser, (b) registered as an investment adviser under the Investment Advisers Act of 1940 (the ‘Advisers Act’) and (c) not a Regulated Entity or a subsidiary of a Regulated Entity.

[3]	“Regulated Entity” means the Existing Regulated Entities and any Future Regulated Entity. “Future Regulated Entity” means any closed-end management investment company formed in the future that is registered under the 1940 Act or any closed-end management investment company that has elected to be regulated as a BDC and is advised by an Adviser, and intends to participate in the Co-Investment Program (as defined below).

[4]	“Affiliated Fund” means any Future Affiliated Fund or any LS Proprietary Account. “Future Affiliated Fund” means any investment fund that would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, is formed in the future, and is advised by an Adviser, and intends to participate in the Co-Investment Program. No Affiliated Fund is or will be a subsidiary of a Regulated Entity. “LS Proprietary Account” means any account of an Adviser or its affiliates or any company that is a direct or indirect, wholly- or majority-owned subsidiary of the Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity.

any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiaries) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Funds without obtaining and relying on the Order.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.5 Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1 of the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The board of directors (the “Board”)6 of such Regulated Entity would make all relevant determinations under the Conditions (defined below) with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.      Existing Regulated Entities

The Empire BDC was recently organized as a Delaware limited liability company on February 19, 2021 under the name LS Empire BDC, LLC. Empire BDC operates as a closed-end management investment company that has elected to be regulated as a business development company and converted to a corporation at the time of its BDC election.

[5]	“Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity; (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.

[6]	The term “Board” refers to the board of directors, managers or trustees of any Regulated Entity.

[7]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

at the time of its BDC election. The Empire BDC’s investment objective will be to seek favorable risk-adjusted returns by generating current income and capital appreciation from directly originated investments in lower middle market companies in target markets located in New York, New Jersey, Connecticut, and Pennsylvania.

The Mid-Atlantic BDC was recently organized as a Delaware limited liability company on March 22, 2021 under the name Lafayette Square Mid-Atlantic BDC, LLC. On April 26, 2021, the Company filed a certificate of amendment to change its name to Lafayette Square Mid-Atlantic BDC, LLC. The Mid-Atlantic BDC intends to operate as a closed-end management investment company that elects to be regulated as a business development company and will convert to a corporation at the time of its BDC election.

The Mid-Atlantic BDC’s investment objective will be to seek favorable risk-adjusted returns by generating current income and capital appreciation from directly originated investments in lower middle market companies in target markets located in in the states of Delaware, Kentucky, Maryland, North Carolina, South Carolina, Tennessee, Virginia and West Virginia as well as the District of Columbia.

The Southeast BDC was recently organized as a Delaware limited liability company on March 22, 2021under the name Lafayette Square Southeast BDC, LLC. The Southeast BDC intends to operate as a closed-end management investment company that elects to be regulated as a business development company and will convert to a corporation at the time of its BDC election.

The Southeast BDC’s investment objective will be to seek favorable risk-adjusted returns by generating current income and capital appreciation from directly originated investments in lower middle market companies in target markets located in in the states of Alabama, Florida, Georgia, Mississippi and/or the territory of Puerto Rico.

The Gulf Coast BDC was recently organized as a Delaware limited liability company on March 22, 2021under the name Lafayette Square Gulf Coast BDC, LLC. The Gulf Coast BDC intends to operate as a closed-end management investment company that elects to be regulated as a business development company and will convert to a corporation at the time of its BDC election.

The Gulf Coast BDC’s investment objective will be to seek favorable risk-adjusted returns by generating current income and capital appreciation from directly originated investments in lower middle market companies in target markets located in in the states of Arkansas, Louisiana, Oklahoma and Texas.

The Board of each Regulated Entity will have four members, three of whom are not “interested persons” of such Regulated Entity within the meaning of Section 2(a)(19) (the “Independent Directors”).8 Each Regulated Entity's principal place of business is 175 SW 7th Street, Unit 911, Miami, FL 33130.

No Independent Director of any Regulated Entity will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Entities), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

B.	LS Adviser

LS Adviser is a limited liability company organized under the laws of the state of Delaware. LS Adviser is expected to serve as the investment adviser to the Existing Regulated Entity and will be registered as an investment adviser under the Advisers Act prior to serving as investment adviser to the Existing Regulated Entity.

C.	LS Proprietary Accounts

The LS Proprietary Accounts will hold various financial assets in a principal capacity. LS Proprietary Accounts may operate through wholly- or majority-owned subsidiaries. Currently, there are no LS Proprietary Accounts or subsidiaries that exist and currently intend to participate in the Co-Investment Program, but such LS Proprietary Accounts may be set up in the future.

III.	order requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Entities to be able to participate in Co-Investment Transactions with one or more other Regulated Entities and/or one or more Affiliated Funds.

The Regulated Entities and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Entities and Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii)

[8]	The term “Independent Directors” refers to the independent directors, managers or trustees of any Regulated Entity.

enable the Regulated Entities and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC, or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•	any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC[9]; or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.10 LS Adviser is the investment adviser to the Existing Regulated Entity and an Adviser will be the investment adviser to each Future Regulated Entity. In addition, an Adviser is or will be the investment adviser of each Affiliated Fund. The Regulated Entities and Affiliated Funds (including the LS Proprietary Accounts) may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause each Regulated

[9]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[10]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

Entity and each Affiliated Fund participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4), and thus subject to the provisions of Rule 17d-1.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 961341, 96th Con., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of investors of the Regulated Entities and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Entity would only invest in investments that are appropriate to the interests of investors and the investment needs and abilities of that Regulated Entity. In addition, each Regulated Entity would be able to invest on equal footing with each other

Regulated Entity and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Entity would have the ability to participate in any sale of a security purchased in a Co-Investment Transaction on a proportionate basis, at the same price and on the same terms and conditions. Fees and expenses of Co-Investment Transactions would be borne by the Advisers, or shared pro rata among the Regulated Entities and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Entity from investing in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Entity being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Entities. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Entity. In addition, when considering Potential Co-Investment Transactions for any Regulated Entity, the relevant Adviser will allocate such opportunity in accordance with its allocation procedures, which shall consider, among other factors, the Objectives and Strategies,11 Board-Established Criteria,12 investment policies, investment positions, and capital available for investment applicable to that Regulated Entity. The participation of a Regulated Entity in a Potential Co-Investment Transaction may only be approved by both a majority of the members of the Board who have no financial interest in such transaction, plan, or arrangement and a majority of such members of the Board who are Independent Directors (a “Required Majority”) eligible to vote on that Co-Investment Transaction (the “Eligible Directors”).13

The amount of each Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable

[11]	The term “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended, and the Regulated Entity’s reports to investors.

[12]	The term “Board-Established Criteria” means criteria that the Board of a Regulated Entity may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Entity should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Entity’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Entity’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Entity may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Entity may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[13]	In the case of a Regulated Entity that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o) of the 1940 Act.

Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Entity that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Entities in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Entity because it would be a company controlled by its parent Regulated Entity for purposes of Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting shares of a Regulated Entity (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

D.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.

(a)	The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Entity the Adviser manages.

(b)	When an Adviser to a Regulated Entity is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.

a.	If the Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine an appropriate level of investment for the Regulated Entity.

b.	If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Entity with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.	After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Entity and each Affiliated Fund) to the Eligible Directors of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity or an Affiliated Fund only if, prior to the Regulated Entity’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its investors and do not involve overreaching in respect of the Regulated Entity or its investors on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:

A.          the interests of the Regulated Entity’s investors; and

B.           the Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria;

iii.	the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition 2(c)(iii), if:

A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

B.	the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.	any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of a Regulated Entity or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

iv.	the proposed investment by the Regulated Entity will not benefit any Adviser, the other Regulated Entities, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.	Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The applicable Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with Condition 8,[14] a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor.

6.	A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions

[14]	This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

2(c)(iii)(A),(B) and (C) are met.

7.

a.	If any Regulated Entity or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser[15] will:

i.	notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

ii.	formulate a recommendation as to participation by each Regulated Entity in the disposition.

b.	Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

c.	A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Regulated Entity’s Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

d.	Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.

a.	If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

i.	notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

b.	A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding

[15]	Any LS Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 7(a)(i) and 8(a)(i).

investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.	the aggregate amount recommended by the Adviser to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.	The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually (a) the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions and (b) the continued appropriateness of any Board-Established Criteria.

10.	Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a business development company (as defined in Section 2(a)(48) of the 1940 Act) and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.	No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by an Adviser under the investment advisory agreements with the Regulated Entities and the Affiliated Funds be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.	Any transaction fee[16] (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the agreements between the Advisers and the Regulated Entities or the Affiliated Funds).

14.	If the Holders own in the aggregate more than 25% of the Shares of a Regulated Entity, then the Holders will vote such Shares in the same percentages as the Regulated Entity’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

15.	Each Regulated Entity’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Entity’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Entities and the investors thereof and (ii) the protections found in the Conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Entities may be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent registered investment companies and BDCs from making investments that are in the best interests of their investors.

[16]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

In cases where an Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Entity to participate with one or more of the Affiliated Funds and the other Regulated Entities in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entities. Indeed, each Regulated Entity’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Entities could potentially result in the loss of beneficial investment opportunities for such Regulated Entity and, in turn, adversely affect such Regulated Entity’s investors. The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Entity and its investors will benefit from the ability to participate in Co-Investment Transactions. The Board of the Existing Regulated Entity, including the Independent Directors, has determined that it is in the best interests of the Existing Regulated Entity to have the ability to participate in Co-Investment Transactions because, among other matters: (i) the Existing Regulated Entity may be able to participate in a larger number and greater variety of transactions; (ii) the Existing Regulated Entity may be able to participate in larger transactions; (iii) the Existing Regulated Entity will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Entities; (iv) the Existing Regulated Entity and any other Regulated Entities participating in the proposed investment may have greater bargaining power and more potential control over the investment, each of which could result in terms that are more favorable for the participating Regulated Entities; (v) the Existing Regulated Entity may obtain greater attention from the sponsors and other management of potential investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Entities and their investors.17 For these reasons, the Board of the Existing Regulated Entity has determined that it is proper and desirable for the Existing Regulated Entity to have the ability to participate in Co-Investment Transactions with other Regulated Entities and one or more Affiliated Funds.

B.	Protective Representations and Conditions

The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Entity’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Entities and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Entity must approve various investment decisions with respect to such Regulated Entity in accordance with the Conditions; and (iii) the Regulated Entities are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating

[17]	The Board of each Future Regulated Entity will make the same findings before engaging in a Co-Investment Transaction in reliance on the requested order.

Regulated Entity. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V.	PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 of the 1940 Act.18

[18]	See, e.g., Conversus Stepstone Private Markets, et al. (File No. 812-15072), Release No. IC-33930 (July 21, 2020) (order), Release No. IC-33913 (June 25, 2020) (notice); Varagon Capital Corporation, et al. (File No. 812-15059), Release No. IC-33892 (June 15, 2020) (order), Release No. IC-33867 (May 18, 2020) (notice); FS Credit Income Fund, et al. (File No. 812-14905), Release No. IC-33871 (May 19, 2020) (order), Release No. IC-33848 (April 22, 2020) (notice); Invesco Advisers, Inc., et al. (File No. 812-15061), Release No. IC-33870 (May 19, 2020) (order), Release No. IC-33844 (April 21, 2020) (notice); Great Elm Capital Corp., et al. (File No. 812-15019), Release No. IC-33864 (May 12, 2020) (order), Release No. IC-33839 (April 15, 2020) (notice); AIP Private Equity Opportunities Fund I A LP, et al. (File No. 812-15047), Release No. IC-33850 (April 22, 2020) (order), Release No. IC-33818 (March 16, 2020) (notice); Kayne Anderson MLP/Midstream Investment Company, et al. (File no. 812-14940), Release No. IC-33798 (February 4, 2020) (order), Release No. IC-33742 (January 8, 2020) (notice); Fundrise Real Estate Interval Fund, LLC, et al. (File No. 812-15040), Release No. 33793 (January 28, 2020) (order), Release No. IC-33739 (December 31, 2019) (notice); Prospect Capital Corporation, et al. (File No. 812-14977), Release No., IC-33745 (January 13, 2020) (order), Release No. IC-33716 (December 16, 2019) (notice); Blackstone Alternative Alpha Fund, et al. (File No. 812-14967), Release No. IC-33738 (December 30, 2019) (order), Release No. IC-33707 (December 2, 2019) (notice).

The Commission also has issued orders extending co-investment relief to proprietary accounts.19

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

David Kraut, Managing Director

Lafayette Square

(786) 688-0975

PO Box 25250, PMB 13941

Miami, FL 33102-5250

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Thomas Friedmann
Dechert LLP

One International Place

100 Oliver St., 40th Floor
Boston, MA 02110
(617) 728-7120

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Entity pursuant to resolutions duly adopted by the Board on March 10, 2021 (attached hereto as Exhibit A). In accordance with Rule 0-2(c) under the Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

[19]	See First Eagle Alternative Capital BDC, Inc., et al. (File No. 812-15151); Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel Nos. 33289 (Nov. 6, 2018) (notice) and 33316 (Dec. 4, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Inv. Co. Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order).

Applicants have caused this Application to be duly signed on their behalf on the 14th day of September, 2021.

Lafayette Square Empire BDC, Inc.

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	September 15, 2021

LS BDC AdViser, LLC

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	September 15, 2021

Lafayette Square Mid-Atlantic BDC, LLC

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	September 15, 2021

Lafayette Square Southeast BDC, LLC

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	September 15, 2021

Lafayette Square Gulf Coast BDC, LLC

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	September 15, 2021

EXHIBIT A

VERIFICATION

The undersigned state that they have duly executed the attached Application for and on behalf of each of LS Empire BDC, LLC and LS BDC Adviser, LLC and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further state that they are familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of their knowledge, information and belief.

LS Empire BDC, LLC

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	March 11, 2021

LS BDC AdViser, LLC

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	March 11, 2021

VERIFICATION

The undersigned state that they have duly executed the attached Application for and on behalf of Lafayette Square Mid-Atlantic BDC, LLC, Lafayette Square Southeast BDC, LLC, and Lafayette Square Gulf Coast BDC, LLC and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further state that they are familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of their knowledge, information and belief.

Lafayette Square Mid-Atlantic BDC, LLC

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	September 15, 2021

Lafayette Square Southeast BDC, LLC

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	September 15, 2021

Lafayette Square Gulf Coast BDC, LLC

By:	/s/ Damien Dwin
Name:	Damien Dwin
Title:	President and Chief Executive Officer
Date:	September 15, 2021

SCHEDULE A

Appendix B

Resolutions of the Board of Directors of Lafayette Square Empire BDC, Inc.

RESOLVED, that the inclusion of the Company along with LS BDC Adviser, LLC and certain of its affiliates in that application for co-investment exemptive relief under the Investment Company Act of 1940, as amended, be, and hereby is, ratified and approved in all respects.

Resolutions of the Board of Directors of Lafayette Square Mid-Atlantic BDC, LLC

RESOLVED, that the inclusion of the Company along with LS BDC Adviser, LLC and certain of its affiliates in that application for co-investment exemptive relief under the Investment Company Act of 1940, as amended, be, and hereby is, ratified and approved in all respects.

Resolutions of the Board of Directors of Lafayette Square Southeast BDC, LLC

RESOLVED, that the inclusion of the Company along with LS BDC Adviser, LLC and certain of its affiliates in that application for co-investment exemptive relief under the Investment Company Act of 1940, as amended, be, and hereby is, ratified and approved in all respects.

Resolutions of the Board of Directors of Lafayette Gulf Coast BDC, LLC

RESOLVED, that the inclusion of the Company along with LS BDC Adviser, LLC and certain of its affiliates in that application for co-investment exemptive relief under the Investment Company Act of 1940, as amended, be, and hereby is, ratified and approved in all respects.